


10016284

25 August 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest by Temasek Holdings (Private) Limited. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin) (Substantial Shareholder's Interest) - 25Aug10.DOC

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Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D


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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Looi Lee Hwa (Ms) & Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	25-Aug-2010 19:49:39
Announcement No.	00158

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	25-08-2010
2.	Name of Substantial Shareholder *	Temasek Holdings (Private) Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	24-08-2010
2.	The change in the percentage level	From 67.93 % To 68.10 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Please refer to the attached Notice of Substantial Shareholder's Change in Interests from Temasek Holdings (Private) Limited, dated 25 August 2010.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	383,465,362	611,138,970
As a percentage of issued share capital	26.19 %	41.74 %
No. of shares held after the change	671,064,383	1,086,715,364
As a percentage of issued share capital	26.00 %	42.10 %

Footnotes

Please refer to the attached Notice of Substantial Shareholder's Change in Interests from Temasek Holdings (Private) Limited, dated 25 August 2010.

Attachments



Temasek_Notice_25Aug10.pdf
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NOL
25 AUG 2010
Gp Legal/Sec.

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804
Attn: Head of Market Control
Fax no: (65) 6438 4306

To: Neptune Orient Lines Limited
456 Alexandra Road
#06-00 NOL Building
Singapore 119962
Attn: The Company Secretary
Fax no: (65) 6273 1697

Dear Sirs,

Notice Of Substantial Shareholder's Change in Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, Chapter 289 of Singapore and Section 83 of the Companies Act, Chapter 50 of Singapore, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	25 August 2010
2. Name of Substantial Shareholder:	Temasek Holdings (Private) Limited (**"Temasek"**)
3. Name of listed company:	Neptune Orient Lines Limited (**"NOL"**)

4. Please tick one or more appropriate box(es):

- ☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
- ☑ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:
No. of shares held after the change: **As a percentage of issued share capital:**

SEC Exemption
No. 82-2605

PART III

1. Date of change of interest:	24 August 2010
2. The change in the percentage level:	From *67.93% to **68.10%
3. Circumstance(s) giving rise to the interest or change in interest:	There were open market transactions in the ordinary shares in NOL ("Shares") by subsidiaries of DBS Group Holdings Limited ("DBSH") which increased their aggregate holding to 5,795,417 Shares (**0.22%). In addition, Aranda Investments Pte. Ltd. ("Aranda") has purchased a total of 13,308,000 shares (**0.52%).

DBSH is an associated company of Temasek. Aranda is an indirect wholly owned subsidiary of Temasek.

By virtue of section 7(4A) of the Companies Act, Temasek is deemed to have an interest in all Shares held by the DBSH subsidiaries and Aranda.

Accordingly, as at 24 August 2010, Temasek has a total interest in 1,757,779,747 Shares (**68.10%) comprising a direct interest in 671,064,383 Shares (**26.00%) and a deemed interest in 1,086,715,364 Shares (**42.10%) being all the 5,795,417 Shares (**0.22%) held by the DBSH subsidiaries, 13,308,000 Shares (**0.52%) held by Aranda, the 43,524,250 Shares (**1.69%) and 1,024,087,697 Shares (**39.68%) held by Startree Investments Pte. Ltd. and Lentor Investments Pte. Ltd. (both of which are indirect wholly owned subsidiaries of Temasek).

Temasek became aware of the change in percentage level of its interest in the Shares on 24 August 2010.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed	Total
No. of shares held before the change:	383,465,362	611,138,970	994,604,332
As a percentage of issued share capital:	*26.19%	*41.74%	*67.93%
No. of shares held after the change:	671,064,383	1,086,715,364	1,757,779,747
As a percentage of issued share capital:	**26.00%	**42.10%	**68.10%

* Represents Temasek's interest as disclosed in the Notice of Substantial Shareholder's Change in Interest dated 5 June 2007. Percentage of interest was calculated on the basis of 1,464,109,062 issued Shares as at 29 May 2007.

** Percentage of interest was calculated on the basis of 2,581,114,401 issued Shares as at 19 August 2010.

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a)	Telephone number:	(65) 6828 6795 / 6828 8768
(b)	Name of contact person:	Christina Choo / Celine Koh
(c)	Address:	60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

Yours faithfully,



Name: Ms Christina Choo
Designation: Director, Legal & Regulations
Date: 25 August 2010